October 26, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Twist Bioscience Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2018 File No. 333-227672

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Twist Bioscience Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. Eastern Time on October 30, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 17, 2018 through the date hereof we have distributed approximately 2,069 copies of the Company’s Preliminary Prospectus dated October 17, 2018 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC

Acting severally on behalf of themselves and the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
Authorized Signatory

(Signature Page to Acceleration Request Letter)